                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 18)*


                        The Standard Products Company
-------------------------------------------------------------------------------
                              (Name of Issuer)

                         Common Shares, $1 Par Value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  853836104
                            --------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on follwing page(s))

                              Page 1 of 4 Pages



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CUSIP NO. 853836104                 13G             PAGE  2    OF  4     PAGES


-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James S. Reid, Jr.
      S.S. ####-##-####
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) / /
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
-------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                     922,911
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           474,827
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH             922,911
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                     604,472
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,608,083
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.6%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 18)


Item 1(a)  Names of Issuer:
                The Standard Products Company

Item 1(b)  Address of Issuer's Principal Executive Offices:
                2401 S. Gulley Road, Dearborn, MI  48124

Item 2(a)  Name of Person Filing:
                James S. Reid, Jr.

Item 2(b)  Address or Principal Business Office or, if none, Residence:
                2401 S. Gulley Road, Dearborn, MI  48124

Item 2(c)  Citizenship:
                U.S.A.

Item 2(d)  Title of Class of Securities:
                Common Shares, $1 Par Value

Item 2(e)  CUSIP Number:
                853836104

Item 3.    Status of Person Filing.

                Not Applicable.

Item 4.    Ownership.
           (a)  Amount Beneficially Owned:

                                   1,608,083

           (b)  Percent of Class:       9.6%

           (c)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct vote            922,911
               (ii)  shared power to vote or to direct the vote      474,827
              (iii)  sole power to dispose or to direct the disposition of      922,911
               (iv)  shared power to dispose or to direct the disposition of    604,472

Item 5.    Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable /x/

                  Response to this Item is contained on the separate sheet(s) attached hereto / /

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security
           Ruling Reported on By the Parent Holding Company

                  Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.    Notice of Dissolution of Group.

                  Not Applicable.





                               Page 3 of 4 Pages







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Item 10.  Certification

     By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 2/6/97                            James S. Reid, Jr.
      -----------                        ------------------------
                                         James S. Reid, Jr.










                                  Page 4 of 4